[Letterhead of Sutherland Asbill & Brennan LLP]

June 26, 2013

VIA EDGAR

Christian T. Sandoe, Esq.

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Main Street Capital Corporation (the “Company”)

Registration Statement on Form N-2 filed May 20, 2013

Greetings,

As a follow-up to our letter dated May 20, 2013 requesting selective review of the Company’s post-effective amendment no. 3 to its shelf registration statement on Form N-2, filed with the Commission on May 20, 2013 (the “Amended Registration Statement”), we hereby confirm that the disclosure contained in the Amended Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2, initially filed with the Commission on August 24, 2012 and declared effective, as amended, on October 19, 2012 (the “Initial Registration Statement”), except for the inclusion of (i) financial statements, related financial data and management and compensation disclosure as of and for the year ended December 31, 2012 and (ii) financial statements and related financial data for the quarter ended March 31, 2013. The Initial Registration Statement was subjected to a legal and accounting review by the Commission, and the Company’s Form 10-K, filed March 8, 2013, has been subjected to an accounting review by the Commission.

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If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                Jason B. Beauvais

Harry S. Pangas

Bradford J. Sayler